                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                        WORKGROUP TECHNOLOGY CORPORATION
                        --------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   980903 20 7
                                 --------------
                                 (CUSIP Number)


                              Carl F. Barnes, Esq.
                      Morse, Barnes-Brown & Pendleton, P.C.
                                 Reservoir Place
                          Waltham, Massachusetts 02451
                                 (781) 622-5930
                      -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 10, 2002
              ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

                               (Page 1 of 5 Pages)

----------------------                                     ---------------------
CUSIP NO.  980903 20 7            SCHEDULE 13D             PAGE  2  OF  5  PAGES
----------------------                                     ---------------------


--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Robert B. Ashton
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)
                                                               [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
                              420,251
                        --------------------------------------------------------
 NUMBER OF                 8  SHARED VOTING POWER
  SHARES                      0
BENEFICIALLY            --------------------------------------------------------
 OWNED BY                  9  SOLE DISPOSITIVE POWER
   EACH                       420,251
 REPORTING              --------------------------------------------------------
PERSON WITH               10  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    420,251
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
                                                             [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP NO.  980903 20 7            SCHEDULE 13D             PAGE  3  OF  5  PAGES
----------------------                                     ---------------------


Robert B. Ashton (the "Reporting Person") hereby amends his statement on
Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, Workgroup Technology Corporation (the "Issuer"), as set forth below.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended and restated in its entirety as follows:

     Pursuant to a letter agreement dated November 21, 2001, the Reporting Person has purchased an aggregate of 400,245 Shares of the Issuer's Common Stock from Advent VI, L.P., Chestnut Capital International III, L.P., Advent Industrial II, L.P., Advent Atlantic and Pacific II, L.P., Advent New York, L.P. and TA Venture Investors, L.P. (collectively, the "Sellers") for an aggregate purchase price of $132,080.85. As further described in Item 5, below, the Reporting Person acquired an aggregate of 20,006 Shares of the Issuer's Common Stock in open market transactions between December 20, 2001 and January 10, 2002, for an aggregate purchase price of $12,502. The Reporting Person used personal funds to acquire all such Shares.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

     (a)-(b) The Reporting Person is the beneficial owner of 420,251 shares of the Issuer's Common Stock pursuant to Rule 13d-3. Such Shares constitute approximately 22.8% of the issued and outstanding shares of the Issuer's Common Stock. The Reporting Person possesses the sole power to vote and the sole power to dispose of the Shares.

     (c) The Reporting Person effected the following open market purchases of the Issuer's Common Stock since the date on which he filed his initial statement on Schedule 13D relating to the Shares:

                                                                                     AGGREGATE PURCHASE
              DATE OF PURCHASE        NUMBER OF SHARES         PRICE PER SHARE             PRICE
              ----------------        ----------------        ---------------        -----------------
                  12/20/01                 8,600                    $0.60                  $5,160
                  12/24/01                 2,750                    $0.60                  $1,650
                  12/26/01                 5,250                    $0.63                  $3,308
                  12/31/01                   200                    $0.70                    $140
                  01/04/02                 3,100                    $0.70                  $2,170
                  01/10/02                   106                    $0.70                     $74
                                          ------                    -----                 -------
                   Totals:                20,006                      N/A                 $12,502


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended and restated in its entirety as follows:

     The Reporting Person acquired 400,245 of the Shares referred to in Item 5 from the Sellers pursuant to the Letter Agreement. The Reporting Person paid $132,080.85 to the Sellers for such Shares.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

     1. Letter Agreement dated as of November 21, 2001, by and among Robert B. Ashton, Advent VI, L.P., Chestnut Capital International III, L.P., Advent Industrial II, L.P., Advent Atlantic and Pacific II, L.P., Advent New York, L.P. and TA Venture Investors, L.P. (included as Exhibit No. 1 to the Reporting Person's Schedule 13D filed on November 30, 2001).

----------------------                                     ---------------------
CUSIP NO.  980903 20 7             SCHEDULE 13D            PAGE  4  OF  5  PAGES
----------------------                                     ---------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 18, 2002

                                              /s/ Robert B. Ashton
                                              Robert B. Ashton

----------------------                                     ---------------------
CUSIP NO.  980903 20 7             SCHEDULE 13D            PAGE  5  OF  5  PAGES
----------------------                                     ---------------------


                                  EXHIBIT INDEX


     1. Letter Agreement dated as of November 21, 2001, by and among Robert B. Ashton, Advent VI, L.P., Chestnut Capital International III, L.P., Advent Industrial II, L.P., Advent Atlantic and Pacific II, L.P., Advent New York, L.P. and TA Venture Investors, L.P. (included as Exhibit No. 1 to the Reporting Person's Schedule 13D filed on November 30, 2001).